SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

__1__

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 22, 2006 announcing "ECtel Enhances Management Team with Two New Appointments: Benny Glazer as Senior VP Sales; David Ronen as Senior VP Marketing and Strategy".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

__2__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_____________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  March 12, 2006

__3__

Index to Exhibits

Exhibit No.          Exhibit

1                                  Press Release issued February 22, 2006

__4__

EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel Enhances Management Team with Two New Appointments: Benny Glazer as Senior VP Sales; David Ronen as Senior VP Marketing and Strategy

Rosh- Ha'ayin, Israel - February 22, 2006 - ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced two new appointments to its senior management team. Mr. Benny Glazer has been appointed as Senior Vice President, Worldwide Sales. Mr. Glazer will be responsible for managing ECtel`s regional sales organizations and for achieving new sales targets. Mr. Glazer replaces Bruno Escojido, who recently left the Company.

Also, Mr. David Ronen has been appointed to the newly created position of Senior Vice President, Marketing and Strategy.

Mr. Glazer comes to ECtel from Alvarion, the world`s largest provider of Broadband Wireless Access & WiMAX products (NASDAQ: ALVR), where he served as Senior VP Corporate Sales. Prior to that, Mr. Glazer served as Director of Business Development for ESC Medical Systems, a manufacturer of medical lasers.  Prior to ESC, Mr. Glazer served as the President and CEO of North Hills and later of NuLAN Technologies.  Previously, Mr. Glazer served as VP International Sales of Fibronics, a manufacturer of data communication equipment. Mr. Glazer holds a B.Sc. degree in Electrical Engineering from Ben Gurion University and an M.B.A. degree from Tel Aviv University.

__5__

In announcing the appointment of Mr. Glazer, Eitan Naor, President and CEO of ECtel, said, "We're thrilled that a seasoned veteran like Benny with over 25 years of experience in senior-level positions has joined our Company. Benny`s broad experience in international sales and business development in many leading telecommunication companies makes him the obvious choice for ECtel. I am certain that he will prove valuable to our Company, as we enhance our product offering and continue to rebuild ECtel into the leading provider of Integrated Revenue Management(TM) solutions".

Mr. David Ronen has been with ECtel for the last four years in which he served in various senior positions in business development. Prior to ECtel, he was a Co-Founder and CTO of NetEye Corp. the Fraud & Security management provider for Next-Generation 3G and IP network operators, which was later on acquired by ECtel.   David Ronen also served in various R&D Management positions in Telrad Networks. He holds a B.A in Computer Science from The Open University of Israel with honors.

In announcing Mr. Ronen`s new appointment, Mr. Eitan Naor, commented: "After successfully serving us from our US operations in various business development positions for the last few years, we have decided to appoint David to this new post and to make him an important and crucial part of our management team. I am sure that David`s understanding of the rapidly evolving world of communications service providers as well as his proven ability in recognizing potential business avenues will contribute tremendously to the success of our business."

Mr. Naor concluded: "These two new appointments to our senior management team were made in order to support the growth and operational focus of our company as we bring our next generation leading products to market. We are geared and determined to continue to execute our plans and achieve our long-term strategic goals."

__6__

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView®, RAP and CashView®, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro

Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: 972-3- 9002113
Fax: +972-3-9002103	Fax: 972-3-9002103
Email: Ronf@ectel.com	Email: danith@ectel.com

__7__